SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period April 3, 2003 to April 23, 2003

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE
COMPUTERSHARE LETTER

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release dated April 22, 2003 announcing cash distribution for May 15, 2003.

2.	Revised Notice of Annual General and Special Meeting.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

April 23, 2003	By:	“Gordon M. Anderson”
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
MAY 15, 2003

(Calgary, April 22, 2003) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable May 15, 2003 will be Cdn$0.25 per trust unit. The distribution is net of amounts withheld to repay bank indebtedness, finance capital expenditures or retain for future distributions. The ex-distribution date is April 29, 2003 and the record date is May 1, 2003.

The May 15, 2003 distribution of Cdn$0.25 per trust unit is equivalent to approximately US$0.17 per unit using an exchange of Cdn$1.45 for each US$1.00. The actual US dollar equivalent distribution will be based upon the actual Cdn$/US$ exchange rate applied on the payment date, and will be net of applicable Canadian withholding taxes.

This distribution represents cash flow generated during the month of March, 2003. Cash distributions paid over the past 12 months now total Cdn$2.41 per trust unit or approximately US$1.59 per trust unit.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

530 – 8th Avenue S.W., Calgary, AB T2P 3S8	Tel.: (403) 267-6800 Fax: (403) 267-6529

Revised

April 22, 2003

New York Stock Exchange
Securities and Exchange Commission
New York, New York

Dear Sirs:

Subject:	Pengrowth Energy Trust Meeting of Trust Unitholders Pengrowth Corporation Meeting of Shareholders and Royalty Unitholders

We advise the following with respect to the upcoming meeting of Unitholders for the subject Energy Trust:

1.	Meeting Type	Annual General and Special Meeting
2.	Security Description of Voting Issue	Trust units
3.	CUSIP Number	706902103
4.	Record Date	May 1, 2003
5.	Meeting Date	June 9, 2003
6.	Meeting Location	Calgary AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“Signed by”
Jodie Hansen
Assistant Corporate Trust Officer